PROGEN                                               2806 Ipswich Road, Darra
INDUSTRIES LIMITED                                   Queensland 4076 Australia
                                                     PO Box 28 Richlands B.C.
                                                     Queensland 4077 Australia
                                                     Telephone:  +61 7 3273 9100
                                                     Facsimilie: +61 7 3375 1168
30th October 2002




Dear Shareholder,

Progen Industries are committed to keeping its shareholder up to date with the latest company developments. To increase the frequency and quality of this communication, we are implementing a newsletter that will be delivered via e-mail every two months.

Those unable to subscribe to the e-newsletter will still receive a hardcopy version of Progen News each six months.

We feel that the use of the electronic medium highlights Progen's innovative approach and commitment to communication. Advantages to shareholders are:

-    More frequent and timely communication
-    Shareholders are able to provide instant feedback via email
-    The newsletter can be forward via email onto third parties
-    Ability to subscribe and unsubscribe at the touch of a button

A sample e-newsletter based on last year's hardcopy newsletter can be viewed at hhtp://progen.e-newsletter.com.au and you can subscribe at this site.

Alternatively, please send an email to business@progen.com.au with "subscribe to
                                       ----------------------
e-news" in the subject line or fax back this letter to 07-3375 9318. Please also provide your name if not obvious from your email address.

          Email:
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Regards


/s/ Milton McColl

Mr. Milton McColl
Company Secretary/CFO.
Progen Industries Limited


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